From: Siadatpour, Payam
Sent: Thursday, May 10, 2012 5:51 PM
To: 'Minore, Dominic'
Cc: Boehm, Steven; Mahon, John
Subject: RE: GSV Capital

Dominic:

Per our conversation, this will confirm that the Company will expand the disclosures we discussed in the prospectus supplement that we will file momentarily. Specifically when we note that the Board may approve offerings at a price substantially below the Company's current trading price, we will go back to the "last reported sales price" on February 10, 2012.  The Company supplementally confirms that the gross asset definition relating to the book value of derivative securities will be the fair value of such securities, as opposed to the notional value. Furthermore, we have included in our legality opinion the following language, and such language will appear in each legality opinion issued in connection with take down offerings:  "As counsel to the Company, we have participated in the preparation of the Registration Statement and have examined the originals or copies, certified or otherwise identified to our satisfaction as being true copies, of such records, documents or other instruments as we in our judgment deem necessary or appropriate for us to render the opinions set forth in this opinion letter including, without limitation, the following:"  Moreover, there will be no limitation on who may rely on the legality opinion.

The Company further undertakes that it will include the following language, "[o]ur investments generally do not produce current income," that is currently in on the first page of the base prospectus, on the cover of the final prospectus supplement.

Finally, we will include in each prospectus supplement the disclosure relating to immediate and substantial dilution per share.

Thanks you again for all your assistance.

Regards,

Payam

Payam Siadatpour | Associate